Filed by J1 Holdings Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Altimeter Growth Corp.

Commission File No.: 001-39573

Business Combination between Grab and Altimeter

Grab Corporate Video Transcript

April 13, 2021

Anthony:

Hello, I am Anthony Tan, co-founder and CEO of Grab.

Hooi Ling:

Hi, I am Hooi Ling, co-founder and COO of Grab.

Anthony:

9 years ago, Hooi Ling and I met at business school. We connected on our shared passion for our home of Southeast Asia and were inspired by the idea that economic profitability and social impact don’t need to be mutually exclusive.

When we first conceived of Grab it was to build a company that could be run profitably and also be a force for good in Southeast Asia.

Southeast Asia is a wonderful place where Grab and over 650 million people call home. It is spread across 11 countries, hundreds of cities and is a melting pot of many different people, languages and cultures.

This diversity makes SE Asia a truly unique place, but also one where the challenges are very real. Cities are getting more and more congested. Income inequality is widening, leaving out those who are underserved and underprivileged. Sadly, these challenges affect millions of people and businesses. Overcoming them is central to Grab’s history.

Hooi Ling:

One of the first challenges we took on was Safety. In Southeast Asia, public transport infrastructure can be limited and car ownership expensive. Back then, people would think twice about hailing a taxi. But some of us didn’t have a choice as there were no better options.

I still remember the fear and vigilance I felt every time I took a taxi home late at night. I would pretend to be on the phone with my mother to create a sense of security. This fear was something many women experienced.

At the same time, we realised that taxi drivers had their own difficult challenges too. They were stuck in a system that had not innovated to serve them better, trapped in unfavourable lease terms, and working under poor conditions. Many lived hand to mouth, with little control over their own time and income.

We founded Grab to create a solution that doesn’t just make it safe and easy for anyone to commute, but also give drivers a better way to earn a living for their families.

Anthony:

Getting Grab off the ground was an immense challenge but we overcame it with lots of perseverance, sweat and even tears. We pounded the pavement to recruit drivers at coffee shops, petrol stations, and taxi queues. We helped drivers download the app, set up their first bank account, and explained how it all worked – one driver at a time.

Today, 9 years on, we’re well on our way to building an enduring platform that is both a good business and one that is a force for good.

Before we dive into our business, let’s take a tour together across Southeast Asia and hear from our consumers, merchants and drivers, their stories of how Grab has impacted their lives.

Anthony:

These are the kinds of stories that inspire my team and I to do what we do everyday.

Let me outline some of the fundamentals of our business.

Today we are Southeast Asia’s leading superapp for hyperlocal services. We offer essential high-frequency consumer services—all available in a single “everyday everything” app.

As Southeast Asia’s market leader in our core verticals of deliveries, mobility and digital financial services, we’ve achieved leading scale through technology and a hyperlocal approach to the close to 400 cities and 8 countries that we operate in.

Every month, the Grab ecosystem connects consumers from all walks of life with millions of driver and merchant partners.

They rely on us to meet their everyday needs. From getting breakfast delivered and riding to work in the morning, to sending money and packages to their friends and family, ordering groceries and daily necessities, and even procuring insurance, lending and investment products priced for the everyday Southeast Asian.

Our highly integrated ecosystem and diversified service offerings benefit our drivers too. Almost half of all our active drivers earn from fulfilling bookings across multiple services on the Grab app.

Using our driver superapp, they are able to seamlessly toggle between accepting ride-hailing, food and goods delivery bookings, and even earn from helping our consumers top up their GrabPay wallets.

The peak hours for our Mobility and Deliveries business are different, enabling our drivers to maximize their earnings by staying busy all day, while minimizing cost to consumers.

During the morning rush hour, they focus on transporting people. At lunch time, they deliver food. In the afternoon, they deliver packages, and then during evening rush hour, they go back to transporting people and delivering dinner.

Today, our 5 million driver partners form the region’s leading on-demand mobility, logistics and distribution network. This network allows us to fulfill orders faster and more affordably, as well as onboard small restaurants, local entrepreneurs, and traditional businesses, allowing them all to participate in the digital economy.

Across the region, 2 million merchants, ranging from street side hawkers to international brands, partner with us to offer our consumers unrivalled selection, convenience and value.

Beyond providing them with access to a large engaged consumer base, we equip them with tools, data and insights to help them grow their business, reduce costs, and improve their productivity.

I am so proud that our ecosystem is able to create income opportunities for millions of everyday entrepreneurs, in ways that support their life choices and aspirations.

Our mission is to drive Southeast Asia forward by creating economic empowerment for everyone. The Grab Way articulates this very mission, and how we believe we can achieve it.

Our values can be defined by what we call the “4H’s”.

•	Heart, to serve our communities and each other, leveraging technology as a force for good.

•	Hunger, because achieving our mission requires tremendous grit and drive

•	Honour, because our word is our bond

•	Humility, acknowledging that we are all a work in progress.

The 4H’s guide our decision-making. They give us a sense of what’s important, and what’s right, as we work to serve Southeast Asia.

Now, I’ll turn over the rest of the presentation to Ming and Peter.

Ming:

Thanks Anthony,

Let me share with you a few highlights about our business.

First, Southeast Asia is a large market with several powerful drivers of secular growth. It’s home to a very large population, twice the size of the United States. It’s one of the fastest growing regions in the world with 7% GDP growth. And it’s home to a very young demographic of mobile natives, where over half the population is under the age of 30.

Against this macro backdrop we’re focused on large market opportunities that are at an early stage of growth, and expect our total addressable market to grow tremendously across our 3 core segments.

By 2025, the total consumer spend across F&B, e-commerce, and transportation in Southeast Asia will exceed US$500 billion, representing a very large and durable opportunity for Grab to address through our core segments.

For Deliveries, the COVID-19 pandemic has accelerated adoption by several quarters. Only 8% of consumer food service spend in 2019 was in the form of deliveries, and this has more than doubled in 2020 during the pandemic.

For Mobility, COVID-19 impacted the industry around the world as people stayed home, but we’re seeing strong recoveries take place as cities start moving and economies reopen.

For example, in Singapore, not only has our mobility business recovered, but it’s now 10% higher than pre-covid levels.

And we expect the mobility market to continue to grow because our penetration rates remain a fraction of where they are in the United States.

And then finally, financial services is a particularly high growth market opportunity.

Today, roughly 3 in 4 Southeast Asians are either unbanked or underbanked and the vast majority of commerce continues to be done in cash.

And this, we believe, presents a tremendous opportunity for us to create a regional fintech platform that spans payments, lending, insurance and asset management.

Second, we have an iconic brand that is deeply embedded into the daily lives of millions of Southeast Asians.

From the moment you wake up, until you turn off the lights, we are the everyday everything app that millions of Southeast Asians turn to for their most common needs.

Whether it’s ordering breakfast, getting a ride to work, buying groceries, or paying a bill.

Our focus on everyday transactions that span across eating, shopping, transportation, and digital payments is what allows us to capture as many different touch points as possible for wallet spend.

This is the Superapp strategy, and we’re confident that no one executes on this better than Grab.

And you can see the results of this strategy in the tremendous brand recognition that we have. Today, in any of the 8 countries that we operate in, consumers prefer to “Get a Grab’”, or “do Grab for dinner” more than any other company.

Third, our ecosystem creates a powerful flywheel that accelerates growth and underpins our competitive moat. Every day, millions of transactions occur on our platform. And the more activity we generate, the greater the benefits for everyone in our ecosystem. As we add more services, we give consumers more reasons to increase their engagement on our platform. And the larger and more engaged our consumers become, the more income opportunities we create for our merchant partners. This then draws more drivers and delivery partners into our ecosystem. Which then leads to greater selection, better value, and faster delivery times. And all of this improves our consumer experience and retention and lowers our cost of acquisition. And over time, this creates a virtuous cycle of growth for not only ourselves, but for everyone in the ecosystem.

Now, if we look at our metrics, approximately 40% of first-time GrabFood consumers are also mobility consumers.

In fact, the proportion of our consumers that uses 2 or more services from Grab has grown by 5x over the last 2 years.

And because they’re using more services, they’re spending more on Grab.

In fact, the GMV per active user has grown by more than 3x and we believe there’s large headroom to continue growing this even further

Now, not only does wallet spend grow but the more services that our consumers use, the higher their retention rates.

Of the active users that use more than 3 services from Grab, approximately 75% of our consumers a year ago are still with us using Grab today. And all of these effects drive higher consumer lifetime values over time.

Now our Superapp strategy also drives meaningful synergies on the cost side for 2 reasons:

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First, because all of our services are on 1 platform, we can very easily roll out and cross-sell additional services to our consumers, to our drivers, to our merchants, without requiring a separate download. For example, over 57% of our GrabFood consumers use our mobility services, and almost 4 in 10 of our active driver partners, who are credit eligible, have also taken up a loan from our financial services group. And all of this cross-sell drives down our total acquisition costs.

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Second, our broad driver network can also act as a free wallet top-up channel for consumers – think of it as an ATM that comes to you. And this is acutely critical in unlocking markets that are highly unbanked or underbanked.

We operate with a deeply hyperlocal approach that is absolutely critical to success in a region as diverse as Southeast Asia.

We operate a truly regional business and have proven our ability to win across multiple geographies.

Now in part, this is because we’ve known from the beginning that every country is different, and localizing our services and localizing our approach is key to operating in the region

We invest in dedicated ‘boots on the ground’ execution teams in every single country.

And we invest in developing and maintaining deep and long-standing relationships with governments across the region, because the key is in helping our government partners nation-build and solve some of their most important challenges.

For example, Ramadan bazaars are a yearly highlight in countries like Malaysia. When they were cancelled due to social distancing requirements, we worked with local governments to bring bazaar sellers online.

In Singapore, the government selected Grab to deliver Covid relief disbursements to drivers.

And in Indonesia, we’re helping to accelerate vaccination efforts by setting up drive-through vaccination centers across several cities.

Our user experience is also tailored to the needs of our consumers in each individual market.

We offer motorbike transportation in Thailand, Indonesia, and Vietnam, we offer tuk-tuk transportation in Cambodia, tricycle hailing services in Philippines, and all of these are not just popular, they are often the preferred mode of transportation in our markets.

Fifth, we’ve invested heavily into AI and our own proprietary platforms that create long-term moats around our business.

The volume and frequency of data that we process through our platform each and every single day gives us an unrivalled view on consumption patterns and consumer behaviours across Southeast Asia. No one knows Southeast Asia like we do.

We bring this data together with deep AI and machine learning capabilities, not just to power intelligent and delightful consumer outcomes, but to help solve bigger problems in the region like fraud and traffic congestion.

For example, our routing algorithms optimize the efficiency for driver-partners. Every ride factors in over 50 different attributes including the driver profile, ride history, location, time of day etc. to find passengers the best match possible.

This helps our driver-partners maximize their earnings potential, and leads to shorter wait times and the lowest possible fees for our consumers.

AI powers much of the Grab experience today. From personalizing every engagement our consumers have on our platform, to driving operational and service efficiency. AI is at the core of what we do.

And we’ve started to monetize a lot of our tech expertise. For example, GrabDefence is our in-house fraud prevention and detection platform that allows us to maintain the highest integrity of transactions in the industry. We have a unique insight into how fraud operates in the region, and we’re now happy to offer GrabDefence to all other companies in our ecosystem.

Peter:

The strengths that Ming just discussed have enabled us to build a strong business with a unique combination of leadership, scale, growth and rapidly expanding margins.

Through the combination of our ecosystem and everyday everything app, we offer a broad range of services that we recognize in 4 business segments: Deliveries, Mobility, Financial Services, and Enterprise and Other Services.

Let me provide a brief summary of each:

Let’s start with Deliveries.

Our Deliveries business provides on-demand delivery of ready-to-eat meals, groceries, and parcels. We have 900,000 restaurants in our ecosystem, which provides greater service diversity for our consumers, and increases the income opportunity for our drivers. It contributes to a significant portion of our revenue today.

Our deliveries business is a real success story of how we were able to leverage our driver network and hyperlocal expertise to grow rapidly.

We started focusing on ramping up food delivery only about 2 years ago and in a very short period of time, we have already become the #1 player in the majority of our markets with an annualized GMV of $6.8B, with net revenues growing more than 10x since 2018.

As of December 2020, we had surpassed a $1 billion net revenue run rate while making significant strides to improve profitability.

We also reached a significant milestone in our path to profitability for the segment as we have reached a positive segment EBITDA margin in 5 out of 6 core markets.

Let’s turn our attention now to Mobility.

Our Mobility business provides services including private rides, motorcycle, taxis and carpool services.

We started the Grab business 9 years ago with Mobility and this business has enabled us to form a strong foundation of driver partners from which our other businesses have been able to leverage and grow.

Given our scale and leadership across Southeast Asia, we have been able to manage this business towards sustained profitability despite Covid-19.

While most of the countries in Southeast Asia are still in lockdown mode, we are already seeing a nice recovery in mobility.

December was 5x what we saw at the bottom at the early onset of Covid-19.

In October 2019, we achieved segment EBITDA profitability for Mobility, marking a key milestone.

We demonstrated a strong segment EBITDA margin of over 10% in Q4’20 despite ongoing Covid-19 restrictions in the region. This leads the industry and we have been able to sustain and expand our margins despite impacts from Covid-19.

Switching now to our 3rd segment, Financial Services.

Our Financial Services business provides payments, rewards, lending, wealth management, insurance, remittances and other services.

As Southeast Asia’s No. 1 SuperApp, Grab has an enormous user base with large payment volumes through our ecosystem incorporating multiple ‘hook’ use cases.

We launched GrabPay in 2017 as a digital payments tool for our core ride hailing and food delivery businesses and have since extended the payment options for third party merchants and launched a portfolio of Digital Financial Services to drive additional monetization across the platform.

We launched our lending business in 2019 with financing solutions targeted to our driver and merchant partners.

Our GrabInsure business was also launched in the same year, to offer fractionalised insurance products that were bespoke and relevant for our ecosystem of consumers and drivers.

Given the lack of financial literacy in Southeast Asia, we saw a significant opportunity for personal investing. It was with this in mind that GrabInvest was launched in 2020.

In December 2020, we took one step further in our journey to increase financial inclusion within the region, as the Grab-Singtel consortium was selected by the Monetary Authority of Singapore to build a digital full bank.

We have recently raised over US$300M+ in the Series A funding round for our Financial Services business, marking an important next step in the growth of this segment.

Our fourth segment is Enterprise & Other Services. We have exciting and emerging verticals including GrabAds, which allows businesses to place targeted and personalized ads on our platform; GrabDefence, our anti-fraud detection systems.

Next, let me provide a few highlights on our financials.

We doubled our business from 2018 to 2019, and then COVID hit; but if you annualize our latest month’s performance, we have grown meaningfully again in terms of GMV.

In terms of net revenue, we have grown exponentially in 2020, despite Covid-19, because of the diversity of our businesses and increasing monetization initiatives.

There has been a dramatic improvement in EBITDA, as we have always had an eye on profitability while going after the big opportunity in front of us, and as we previously mentioned, our Mobility business is profitable, but we are still investing for growth and expanding our verticals.

We have a solid balance sheet and ample cash at the Company—US$3.5 billion in total as of December 2020 and a cushion of an additional US$2 billion with the Term Loan B facility having closed earlier this year.

We are improving our cash generation as Mobility is profitable and Deliveries is nearing breakeven.

With that, let me turn it back over to Anthony.

Anthony:

Today, the combination of our thriving ecosystem, proprietary tech, and exceptional scale enables us to take on the many challenges in this growing region of Southeast Asia.

I am so excited about the future, being on the right side of history and building a legacy that will outlast all of us.

We ensure our business is sustainable by continuously providing delightful experiences and unbeatable value to our consumers, while we help driver and merchant partners reinvent themselves.

A lot has changed since our first ride in 2012, but our mission remains resolute.

We exist to drive Southeast Asia forward by creating economic empowerment for everyone.

Forward-Looking Statements

This document includes “forward-looking statements” within the meaning of the federal securities laws with respect to the proposed transaction between Grab Holdings Inc. (“Grab”), J1 Holdings Inc. (“PubCo”) and Altimeter Growth Corp. (“AGC”), and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this document, including, but not limited to, statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of Grab, market size and growth opportunities, competitive position, technological and market trends and the potential benefits and expectations related to the terms and timing of the proposed transactions, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of AGC and Grab, which are all subject change due to various factors including, without limitation, changes in general economic conditions as a result of COVID-19. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this document, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

The forward-looking statements and financial forecasts and projections contained in this document are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the timing and structure of the business combination; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the inability of the parties to successfully or timely consummate the business combination, the PIPE investment and other transactions in connection therewith, including as a result of the COVID-19 pandemic or the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination or that the approval of the shareholders of AGC or Grab is not obtained; the risk that the business combination disrupts current plans and operations of AGC or Grab as a result of the announcement and consummation of the business combination; the ability of Grab to grow and manage growth profitably and retain its key employees including its chief executive officer and executive team; the inability to obtain or maintain the listing of the post-acquisition company’s securities on Nasdaq following the business combination; failure to realize the anticipated benefits of business combination; risk relating to the uncertainty of the projected financial information with respect to Grab; the amount of redemption requests made by AGC’s shareholders and the amount of funds available in the AGC trust account; the overall level of demand for Grab’s services; general economic conditions and other factors affecting Grab’s business; Grab’s ability to implement its business strategy; Grab’s ability to manage expenses; changes in applicable laws and governmental regulation and the impact of such changes on Grab’s business, Grab’s exposure to litigation claims and other loss contingencies; the risks associated with negative press or reputational harm; disruptions and other impacts to Grab’s business, as a result of the COVID-19 pandemic and government actions and restrictive measures implemented in response; Grab’s ability to protect patents, trademarks and other intellectual property rights; any breaches of, or interruptions in, Grab’s technology infrastructure; changes in tax laws and liabilities; and changes in legal, regulatory, political and economic risks and the impact of such changes on Grab’s business. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of PubCo’s registration statement on Form F-4, the proxy statement/consent solicitation statement/prospectus discussed below, AGC’s Quarterly Report on Form 10-Q and other documents filed by PubCo or AGC from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that neither AGC nor Grab presently know, or that AGC or Grab currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect AGC’s and Grab’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or AGC’s or Grab’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements speak only as of the date they are made. AGC and Grab anticipate that subsequent events and developments may cause their assessments to change. However, while PubCo, AGC and Grab may elect to update these forward-looking statements at some point in the future, PubCo, AGC and Grab specifically disclaim any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by Grab nor AGC or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing AGC’s or Grab’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of Grab and AGC contained herein are not, and do not purport to be, appraisals of the securities, assets or business of the Grab, AGC or any other entity.

Non-IFRS Financial Measures

This document may also include references to non-IFRS financial measures. Such non-IFRS measures should be considered only as supplemental to, and not as superior to, financial measures prepared in accordance with IFRS, and such non-IFRS measures may be different from non-IFRS financial measures used by other companies.

Important Information About the Proposed Transactions and Where to Find It

This document relates to a proposed transaction between Grab and AGC. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transactions will be submitted to shareholders of AGC for their consideration.

PubCo intends to file a registration statement on Form F-4 (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to AGC’s shareholders in connection with AGC’s solicitation for proxies for the vote by AGC’s shareholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Grab’s shareholders in connection with the completion of the proposed business combination. AGC and PubCo also will file other documents regarding the proposed transaction with the SEC.

After the Registration Statement has been filed and declared effective, AGC will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed transactions. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that AGC will send to its shareholders in connection with the business combination. AGC’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with AGC’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about AGC, PubCo, Grab and the proposed transactions. Shareholders and investors may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by AGC, without charge, at the SEC’s website located at www.sec.gov or by directing a request to AGC. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

AGC, PubCo and Grab and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from AGC’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of AGC’s shareholders in connection with the proposed transactions will be set forth in PubCo’s proxy statement/prospectus when it is filed with the SEC. You can find more information about AGC’s directors and executive officers in AGC’s final prospectus filed with the SEC on September 30, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.